Exhibit (a)(5)

The St. Joe Company Announces Tender Offer

For Shares of Its Common Stock

WATERSOUND, Fla.—(BUSINESS WIRE)—The St. Joe Company (NYSE: JOE) announced today that on August 24, 2015 it will commence a tender offer to purchase up to 16,666,666 shares of its outstanding common stock at a price of $18.00 per share. In connection with authorizing the tender offer, the Company’s board of directors has increased the authority under the Company’s stock repurchase program to $300 million (including previously unused authority of $93.6 million), substantially all of which would be used if the tender offer is fully subscribed.

The tender offer will be made upon the terms and subject to the conditions described in the Company’s Offer to Purchase to be dated August 24, 2015, and will expire at 5:00 P.M., New York City time, on September 22, 2015, unless extended by the Company. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case, in accordance with the procedures described in the tender offer materials. If more than 16,666,666 shares are properly tendered and not properly withdrawn, the Company will purchase shares from all tendering shareholders on a pro rata basis as specified in the Offer to Purchase, subject to the “odd lot” and conditional tender provisions described in the Offer to Purchase.

The tender offer will be subject to a number of terms and conditions, but will not be conditioned on receipt of financing. The Company expects to fund share purchases in the tender offer from current assets, including a portion of the cash proceeds the Company received from the AgReserves and RiverTown sales. After the expiration of the tender offer, shareholders whose shares are purchased in the tender offer will be paid the purchase price in cash, less any applicable withholding taxes and without interest.

Specific instructions and a complete explanation of the terms and conditions of the tender offer will be contained in the Offer to Purchase and related materials that will be sent to shareholders beginning on August 24, 2015.

D.F. King & Co., Inc. will serve as information agent for the tender offer, and American Stock Transfer & Trust Company, LLC will serve as the depositary for the tender offer.

The Company’s board of directors has approved the tender offer. However, none of the Company or its board of directors, the information agent or the depositary in connection with the tender offer, is making any recommendation to shareholders as to whether to tender or refrain from tendering shares in the tender offer. Shareholders should carefully evaluate all information in the Offer to Purchase and the related Letter of Transmittal, should consult with their own financial and tax advisors, and should make their own decisions about whether to tender shares, and, if so, how many shares to tender.

Tender Offer Statement

The tender offer described herein has not yet commenced. This release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation and offer to buy the Company’s common stock will only be made pursuant to the Offer to Purchase, letter of transmittal and related materials being sent to the Company’s shareholders. Shareholders should read those materials carefully prior to making any decision with respect to the offer because they will contain important information, including the various terms and conditions of the tender offer. Shareholders will be able to obtain copies of the Offer to Purchase, letter of transmittal and related materials that will be filed by the Company with the SEC through the SEC’s internet address at www.sec.gov without charge when these documents become available. Shareholders and investors may also obtain a copy of these documents, as well as any other documents the Company has filed with the SEC, without charge, from the Company or at the Investor Relations section of the Company’s website: ir.joe.com or by calling D.F. King & Co., Inc., the information agent for the tender offer, at (800) 330-5897 (Toll Free) or (212) 269-5550 (Collect).

Important Notice Regarding Forward-Looking Statements

This press release may include forward-looking statements, including statements regarding the Company’s ability to commence and complete the tender offer, the number of shares the Company will be able to purchase in the tender offer and the ability to achieve the benefits contemplated by the tender offer. The statements made by the Company are based upon management’s current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions and other factors beyond the Company’s control and the risk factors and other cautionary statements described in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2015 as updated by subsequent Quarterly Reports on Form 10-Qs and other current report filings.

About The St. Joe Company

The St. Joe Company together with its consolidated subsidiaries is a real estate development and operating company with real estate assets and operations currently concentrated primarily between Tallahassee and Destin, Florida. The Company uses these assets in its residential or commercial real estate developments, resorts and leisure operations, leasing operations or its forestry operations. More information about the Company can be found on its website at www.joe.com.

© 2015, The St. Joe Company. “St. Joe®”, “JOE®”, the “Taking Flight” Design®, “St. Joe (and Taking Flight Design)®” are registered service marks of The St. Joe Company.

The St. Joe Company

Investor Relations

Marek Bakun, 1-866-417-7132

Chief Financial Officer

Marek.Bakun@Joe.Com

Source: The St. Joe Company